

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

May 21, 2007

Beverly Eichel
Chief Financial Officer
Hirsch International Corp.
50 Engineers Road
Hauppauge, New York 11788

> **RE:** **Hirsch International Corp.**
> **Form 10-K for the Eleven Months Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 0-23434**

Dear Ms. Eichel:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE ELEVEN MONTHS ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Item 6. Selected Financial Data, page 17

2. Please disclose the cash dividends declared per common share as required by Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

General

3. On pages 8 and F-16, you indicate that you reversed, as part of discontinued operations, $270,000 of reserves that had previously been recorded in fiscal 2002. Please disclose and discuss in MD&A, the reasons for the reversal of reserves in 2006.

4. On page F-15, you disclose that your inventory reserve increased from $1.3 million to $1.7 million. Please disclose and discuss the reasons for the increase in inventory reserve from January 28, 2006 to December 31, 2006. Please disclose any trends or uncertainties that exist as a result of this development.

Calendar Year 2006 (11 Months) as Compared to Fiscal Year 2006 (12 Months), page 23

5. Please confirm that yen fluctuations are the reason for all changes in gross profit over the last three years and most recent interim period. Otherwise, please discuss the other factors that have affected gross profit and quantify their impact on changes between the periods presented.

Financial Statements

Consolidated Statement of Operations, page F-5

6. On page 24, you indicate that in fiscal 2006, other income included a $119,000 gain on sale of assets. Please tell us the consideration you gave to paragraphs 41, 42 and 45 of SFAS 144 in reaching your conclusion regarding classification outside operating income.

7. It does not appear that your transaction costs meet the definition of a non-operating expense per Article 5-03(b)(8) and (9) of Regulation S-X. Please tell us how you determined that is appropriate to include transaction costs associated with the termination of a merger in other (income) expense in fiscal 2006. Please cite the accounting literature used to support your conclusion.

2. Summary of Significant Accounting Policies, page F-8

m. Stock-Based Compensation, page F-10

8. You indicate that your expected dividend yield assumption used in calendar 2006 was 0% to 4%. Given that you have not paid dividends since the first quarter of fiscal 2005, please tell us how you determined that it was appropriate to use an expected dividend yield of 0% to 4% in your Black-Scholes valuation model for calendar 2006.

4. Changes in Reserves, page F-14

9. Please disclose whether the adjustments column in your warranty reserve represents both adjustments and warranty costs paid. If the adjustments column includes both, please disclose the amount of warranty costs paid.

7. Other Assets, page F-16

10. Please disclose the nature and terms of your life insurance contracts, including any gains or losses recorded in your statements of operations during each period presented. Please also disclose the statement of cash flow line item(s) that you include life insurance payments in and the related amounts included in each line item for each period presented. Please also disclose when you include amounts in each line item, such as increases in the cash value of the life insurance. Please tell us how you considered paragraph .13 of Section 1300.13 to the AICPA Technical Practice Aids in reaching the classification conclusions you did.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Ms. Beverly Eichel
May 21, 2007
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief